UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): June 25, 2021

PERSHING SQUARE TONTINE HOLDINGS, LTD.

(Exact name of registrant as specified in its charter)

Delaware	001-39396	83-0930174
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

787 Eleventh Avenue, Ninth Floor

New York, NY 10019

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (212) 813-3700

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☒	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, par value $0.0001 per share	PSTH	New York Stock Exchange
Redeemable warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $23.00	PSTH.WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01. Other Events

On June 25, 2021, Pershing Square Tontine Holdings, Ltd. (the “Company” or “PSTH”) issued a Frequently Asked Questions (“FAQ”) document in connection with its proposed acquisition of 10% of the outstanding ordinary shares of Universal Music Group B.V. (“UMG”) from Vivendi S.E. (“Vivendi”), proposed Redemption Tender Offer and Warrant Exchange Offer (each as described in the FAQ) (collectively, the “Offers”) and other related matters (collectively, the “Transactions”). The FAQ is attached as Exhibit 99.1 and is incorporated by reference herein.

On June 25, 2021, the Company also issued a press release, which is attached as Exhibit 99.2 and incorporated by reference herein.

Additional Information and Where to Find It

This Current Report on Form 8-K does not constitute an offer to sell or buy or the solicitation of an offer to buy or sell any securities.

The proposed Transactions described in this Current Report on Form 8-K have not yet commenced, may proceed on materially different terms and may not occur at all. This communication is for informational purposes only. This Current Report on Form 8-K, including the documents incorporated by reference herein, is not a recommendation to buy, sell or exchange any securities, and it is neither an offer to purchase nor a solicitation of an offer to sell securities. The Offers will only be made pursuant to offers to purchase or exchange, letters of transmittal and related materials that will be filed with the applicable Schedule TO on the commencement date of each Offer. The Company’s shareholders and warrantholders should read those materials carefully because they will contain important information, including the various terms of, and conditions to, the Offers. The Company’s shareholders and warrantholders will be able to obtain free copies of those materials as well as the other documents that the Company and Pershing Square SPARC Holdings, Ltd. (“SPARC”) will be filing with the SEC, which will contain important information about the Company, SPARC, the Offers and the proposed transactions, at the SEC’s website at www.sec.gov.

FORWARD-LOOKING STATEMENTS

This Current Report on Form 8-K contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed Transactions, including statements regarding the benefits of the Transactions, the anticipated timing of the proposed Transactions, the services offered by UMG and the markets in which it operates. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this release, including but not limited to: (i) the risk that the proposed Transactions may not be completed in a timely manner or at all, or may be completed on terms materially different from those described herein, which may adversely affect the price of PSTH’s securities, (ii) the risk that the proposed Transactions may not be completed by PSTH’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by PSTH, (iii) the failure to satisfy the conditions to the consummation of any aspect of the proposed Transactions, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed Transactions, (v) the occurrence of any event, change or other circumstance that could give rise to the proposed Transactions not occurring, (vi) the effect of the announcement or pendency of the proposed Transactions on UMG’s business relationships, performance, and business generally, (vii) the outcome of any legal proceedings that may be instituted against PSTH, SPARC, Vivendi, UMG or their respective directors or officers related announcement of the proposed Transactions, (viii) the amount of the costs, fees, expenses and other charges related to the proposed Transactions, (ix) the ability to maintain the listing of PSTH’s securities on NYSE, (x) the price of PSTH’s securities may be volatile due to a variety of factors which may also include changes in UMG’s business and operations and the New York Stock Exchange (“NYSE”) in performance across its competitors, changes in laws and regulations affecting UMG’s business and changes in its capital structure as a result of the proposed Transactions and its contemplated public listing, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed Transactions, and identify and realize additional opportunities, (xii) the amount of Class A Common Stock redeemed in the Redemption Tender Offer or the number of warrants exchanged and shares of Class A Common Stock issued in the Warrant Exchange Offer (xiii) possible variances between the historical financial information UMG presents and its future financial statements, when they become available, (xiv) potential material differences between the terms of SPARC described herein and those ultimately offered to investors or the SEC failing to declare the registration statement in respect of SPARC’s securities effective or the NYSE or Nasdaq listing the securities or either the SEC or the applicable stock exchange imposing conditions that would prevent SPARC from operating in the manner intended and (xv) the impact of the global COVID-19 pandemic on any of the foregoing.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the registration statements for the Distribution and the SPARC rights offering that will be filed with the SEC in respect of the proposed Transactions. Those filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and PSTH assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. PSTH does not give any assurance that PSTH will achieve its expectations or that the proposed Transactions will occur at all. The inclusion of any statement in this press release does not constitute an admission by PSTH or any other person that the events or circumstances described in such statement are material.

Item 9.01 Financial Statements and Exhibits.

(d)    Exhibits. The following exhibits are filed with this Form 8-K:

Exhibit No.	Description of Exhibits

99.1	Frequently Asked Questions, dated June 25, 2021

99.2	Press Release, dated June 25, 2021

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PERSHING SQUARE TONTINE HOLDINGS, LTD.

By:	/s/ William A. Ackman
	Name:	William A. Ackman
	Title:	Chief Executive Officer, Chairman of the Board of Directors

Dated: June 25, 2021

Exhibit 99.1

Pershing Square Tontine Holdings, Ltd.

Frequently Asked Questions

A. Universal Music Group (“UMG”) Transaction

1.	Why is PSTH acquiring shares in UMG and not engaging in a traditional de-SPAC merger?

PSTH’s goal was to provide our investors with the opportunity to invest in the highest quality opportunity that we could identify in the market.

During the course of our negotiations with Vivendi, it became clear that various tax, legal and other strategic considerations precluded Vivendi from entering into a “traditional” de-SPAC merger transaction, and from selling more than 10% of UMG. Therefore, while we cannot discuss the range of reasons which led to this structure, those reasons are ultimately irrelevant.

Even with the additional complexity, time, legal, and other costs that these constraints created, we were convinced that the opportunity to acquire such an extraordinary business was the best option for our shareholders.

Fundamental to that decision was the fact that the UMG transaction on its own provides all of the same benefits and protections to our shareholders that they would have received in a more traditionally structured de-SPAC merger and share distribution.

2.	When do you expect to complete the Distribution of the UMG shares to PSTH shareholders? (i.e. When will I receive UMG shares?)

We expect to complete the Distribution of the UMG shares by the end of 2021.

3.	What will the record date be to be eligible to receive the UMG shares in the Distribution? (i.e. When do I need to own a PSTH share to receive UMG shares?)

We expect the record date for the UMG distribution to be as soon as possible after the completion of the Redemption Tender Offer and Warrant Exchange Offer (the “Distribution Record Date”). Further details on the timing of that record date will be included in the documents we provide in respect of the Redemption Tender Offer and the Warrant Exchange Offer (the “Offers”).

In order to receive UMG shares, an investor must be a “holder of record” on the Distribution Record Date.

4.	How do Record Dates work?

When a company is making a distribution to its shareholders (like a dividend), it will set a certain date (the record date) on which you must be a “holder of record” in order to be entitled to receive the distribution. The date the distribution is actually made (sometimes referred to as a payment date) is normally a day or more after the record date.

To be a “holder of record” as of a specific date, the investor must have (that is own) the PSTH share(s) in his/her/their brokerage account (settled and paid for) on that date.

We note that we may have more than one record date with each record date relate to a different distribution.

The business day before a record date is called the “ex-dividend date” (in the case of a share distribution, it may also be called an “ex-distribution date” but the terms are similar for these purposes so we will use the term “ex-distribution”).

The ex-distribution date is the date on and after which an investor who purchases the PSTH share(s) is no longer entitled to the dividend.

This is because if the investor buys the PSTH shares on this ex-distribution date, under a normal T+2 settlement cycle, the PSTH shares will arrive in the investor’s brokerage account after the record date (therefore, the investor misses out on being a “holder of record” in time for this distribution).

For investors wishing to buy shares of PSTH in time to receive the UMG distribution, the investor must place a trade no later than 4 pm the night before the ex-distribution date (or T-2 the record date).

Speak to your broker to ensure this time frame is correct as we are providing market standards while each brokerage house may have its own rules on settlement.

Orders placed after 9:30 am on the ex-distribution date will not receive UMG shares.

We will tell you in advance and remind you when each record date and payment date is going to be.

5.	What are the mechanics of the Distribution of the UMG shares? What is the Liquidating Trust?

The mechanics of the Distribution will be slightly different from the other transfers of securities in the transactions.

Either on, or very shortly after, the date on which we acquire the UMG shares from Vivendi, the UMG shares will be transferred into a trust (the “Liquidating Trust”).

Each shareholder as of the Distribution Record Date will receive a non-transferable interest in the Liquidating Trust which will entitle them to their pro rata share of UMG shares in the Distribution.

For those shareholders, utilizing the Liquidating Trust mechanic makes no difference to the number of UMG shares they would have received if we did not use the Liquidating Trust mechanic (assuming the same Distribution Record Date).

However, for RemainCo, it allows the company to simplify its balance sheet by removing the UMG shares – placing it in a better position to pursue its next business combination.

6.	Will there be a “lock-up” or other restrictions on the distributed UMG shares?

No. The UMG shares that are distributed to PSTH shareholders in the Distribution will not be subject to any lock-up or other restrictions as a result of the transactions.

7.	What are the conditions to each stage of the transactions? How will this affect timing of when I ultimately receive UMG shares?

The closing of our purchase of the UMG shares is subject to (a) the condition in our favor that the aggregate redemption price of all PSTH Class A Common Stock paid upon completion of the Redemption Tender Offer does not exceed $1 billion in the aggregate, (b) a requirement that RemainCo will hold at least $1 billion of cash and marketable securities following the Redemption Tender Offer and closing of the purchase of the UMG shares and (c) customary closing conditions.

The transaction is no longer subject to the approval by Vivendi’s shareholders of the distribution of 60% of UMG’s shares and the listing of UMG on Euronext Amsterdam, as such approval was obtained on June 22, 2021.

The closing of the Offers is subject to the conditions that will be set out in the applicable Offer documents.

The Distribution of UMG shares will only occur once (i) the above steps are complete, (ii) UMG is listed on Euronext and (iii) a registration statement covering the Distribution has been declared effective by the SEC under the Securities Act of 1933.

The Registration Statement in respect of the Distribution will only be filed following UMG’s listing, and we currently anticipate that it would only be declared effective in December of this year.

8.	If any of those conditions were not met such that the transactions did not proceed to the next step, what would happen?

We believe the likelihood of the transactions not being completed is very remote.

9.	How would any shareholder redemptions impact the transactions?

It is a condition to our purchase of the UMG shares that RemainCo have at least $1 billion in cash and marketable securities (as defined under U.S. GAAP), in the aggregate, immediately after giving effect to the Redemption Tender Offer and closing of the purchase of the UMG shares.

Therefore in the highly unlikely situation where a significant amount of the PSTH shares are tendered for redemption and we do not obtain alternative financing (including through our Forward Purchase Agreement), Vivendi may elect not to sell the UMG shares to us.

Shareholder redemptions could also reduce the capital available for RemainCo which could limit the size of operating companies with which it may seek to merge or acquire

10.	Will PSTH or any of its affiliates be acquiring additional shares or other securities of Vivendi and/or UMG?

There are currently no plans for PSTH or any of its affiliates to acquire additional shares or other securities of Vivendi and/or UMG. However, it is possible that certain affiliates of PSTH and our Sponsor may acquire shares or other securities of Vivendi and/or UMG.

11.	Is Vivendi still planning to distribute 60% of UMG’s shares?

Yes, Vivendi still plans to distribute 60% of the ordinary shares of UMG to its shareholders via a distribution.

12.	Why is UMG planning to list its shares on Euronext Amsterdam? Is that the same thing as an initial public offering?

UMG’s listing is part of Vivendi’s plan to distribute 60% of the share capital of UMG to Vivendi shareholders. Once those shares have been distributed, being listed on Euronext Amsterdam will provide an exchange on which those Vivendi shareholders (and others) can buy and sell shares of UMG.

As no UMG shares will be created and sold to the public by UMG, it is more similar to a direct listing or a traditional spin-off than an initial public offering.

13.	Where will UMG be listed and in what currency will its stock price be denominated?

UMG will be listed on the Euronext Amsterdam and denominated in Euros.

14.	Will PSTH be entitled to Board representation on UMG’s Board?

The transaction documents do not provide PSTH with any rights to representation on UMG’s Board. UMG may invite one or more PSTH directors to join its Board, but there are no commitments or formal obligations in this respect.

15.

The press release states that “The distribution of UMG shares to our shareholders will be made pursuant to an effective registration statement” filed by UMG.    Does this mean that the shares will be traded in the U.S?

No, the registration statement is a document that is required to distribute the UMG shares to our shareholders but that does not mean the UMG shares will be listed in the U.S.

At this time, UMG expects to be listed on Euronext Amsterdam and does not have any definitive plans to be listed in the U.S.

That being said, as an independent public company with an independent board of directors, UMG could choose to pursue a dual listing in the U.S. which could be accomplished through either a direct listing, or via sponsored American Depositary Receipts. We are not aware of any legal or technical requirements that would preclude a dual listing structure if UMG’s Board determined that was in the best interest of UMG’s shareholders. To the extent UMG’s Board made such a determination, a dual listing could be accomplished relatively quickly.

16.	What can a US investor expect from its broker with respect to Euronext Amsterdam and EU listed stocks?

US investors may trade EU-listed stocks, including those listed on Euronext Amsterdam.

There are a range of mechanisms through which US brokers can allow their clients to trade or clear EU-listed stocks, and we encourage you to contact your broker to discuss whether they are able to support the trading of UMG if it is only listed on Euronext Amsterdam.

17.	What is the USD price? Is there foreign exchange risk?

Our agreement with Vivendi provides for an agreed exchange ratio of 1.20 Euro to 1.00 U.S. dollar.

As a result, the purchase price for the UMG shares is fixed in U.S. dollar terms, i.e. the number of shares that PSTH is acquiring is fixed based on the above exchange rate. However, once UMG begins to trade on Euronext, the stock will be denominated in Euros and shareholders will be exposed to foreign exchange risk.

18.	I hold listed options on PSTH. How will the transactions impact my options?

The impact of the transactions upon any option will be determined by the terms of that options contract and the appropriate adjudicating body (such as the OCC). Based on the nature of the Liquidating Trust, the applicable body could deem the distribution of the interests in the Liquidating Trust to be the distribution of the shares in UMG and adjust the option accordingly at the time we distribute the interests in the Liquidating trust.

19.

Why are the transactions attractive for PSTH shareholders given that they will be able to purchase UMG shares in the open market when it is spun-off from Vivendi and becomes listed later this year before the Distribution by PSTH?

PSTH has locked in a price for the UMG shares today, significantly prior to UMG’s listing. That provides PSTH shareholders both price certainty and the ability to directly benefit from any potential increase in UMG’s value from now until that listing date – there is no other way to do that today. We believe our purchase price represents a significant discount to UMG’s trading price once it is an independent public company, and its shares are fully distributed.

Alternatively, investors could consider acquiring shares in Vivendi in anticipation of their planned distribution of 60% of UMG’s shares. However, we understand that this is a taxable distribution, which will expose Vivendi shareholders to a potential withholding tax. Vivendi shareholders can expect to receive fewer shares as Vivendi will withhold certain of the shares it distributes to satisfy withholding tax obligations. Second, acquiring Vivendi shares will expose investors to the trading price of Vivendi as a standalone entity without UMG, which exposes investors to another aspect of market risk.

20.	What are the tax consequences of the transactions for PSTH?

PSTH is expected to recognize gain to the extent of the excess, if any, of (1) the fair market value of UMG shares distributed on the date of distribution of the interests in the Liquidating Trust over (2) its basis in such shares.

B. PSTH Shareholders

21.	Following the completion of the transactions and the launch of the SPARC, what will I have received as a PSTH shareholder?

A holder of a PSTH share who holds that share continuously from today through the Distribution will wind up with:

1.	their pro-rata share of the UMG shares;

2.	a share of RemainCo and 2/9ths of a Distributable Tontine Redeemable Warrant; and

3.	a SPARC Warrant.

A shareholder who sells their PSTH share prior to the record date for the Distribution, or buys PSTH shares after the record date for another distribution, may only receive some or none of the securities described above.

22.	What is the total value of all of the securities that I will receive as a PSTH shareholder?

1.	Pro-rata share of UMG, an independent publicly traded company (approximately $13.91 per PSTH share, valued at the cost paid by PSTH1);

2.	A share of RemainCo (approximately $5.42 per PSTH share in cash1) and 2/9ths of a Distributable Tontine Redeemable Warrant; and

3.	SPARC Warrants to purchase SPAC shares at $20 per share.

23.	How many UMG shares will I receive?

We currently estimate that each PSTH share would entitle the holder to ~0.637 shares of UMG. Note however this will be dependent upon both PSTH’s fully diluted share count (pro forma for the Warrant Exchange Offer) and UMG’s fully distributed share count.

24.	Why is PSTH conducting the Redemption Tender Offer?

As PSTH is not seeking shareholder approval for the transactions, we will provide our shareholders with the opportunity to exercise their redemption rights through the Redemption Tender Offer. This is an alternative available to us under our organizational documents and stock exchange rules and was explained in the prospectus for our IPO. The Redemption Tender Offer can be completed more quickly and with greater certainty of execution than a shareholder vote, thereby reducing the conditionality of the transactions.

25.	When will the Redemption Tender Offer commence and close?

PSTH expects to launch the Redemption Tender Offer in the coming weeks, and expects it to close during Q3 2021.

26.	What happens if I tender my shares in the Redemption Tender Offer?

A shareholder who validly tenders shares in the Redemption Tender Offer (and does not withdraw that tender) will be entitled to receive the per share amount held in our trust account as of the last day of the Redemption Tender Offer (slightly more than PSTH’s IPO price of $20.00 per share, including interest earned, net of any taxes, since our IPO).

[1]

Assumes: (1) no PSTH shares are redeemed in the Redemption Tender Offer; (2) 100% participation in the Warrant Exchange Offer at an exchange ratio of 0.2278 per 1/9th Distributable Redeemable Warrant (based on a FMV of $24.00 per share); (3) $1.606 billion exercise of Forward Purchase Agreements; and (4) restructuring of Director Warrants and issuance of PSTH shares as described under Question 61.

27.	Can I withdraw my PSTH shares if I have tendered them into the Redemption Tender Offer?

Yes, you may withdraw any PSTH shares previously tendered prior to the closing of the Redemption Tender Offer, subject to the terms and conditions set forth in the Offer to Purchase for the Redemption Tender Offer that we will distribute on the commencement of the Redemption Tender Offer.

28.	What happens if I do not tender my shares in the Redemption Tender Offer?

If you do not tender your PSTH shares in the Redemption Tender Offer, you will continue to be a shareholder in PSTH and, provided you do not sell your PSTH shares, will receive the securities described under Question 21.

29.

Who will receive the 2/9ths Distributable Tontine Redeemable Warrants and when will the Distributable Tontine Redeemable Warrants be distributed? Will the 2/9ths Distributable Tontine Redeemable Warrants also be eligible for the Warrant Exchange Offer?

The Distributable Tontine Redeemable Warrants will be distributed to PSTH shareholders only (i.e. holders of 1/9th Distributable Redeemable Warrants will not receive the distribution of 2/9ths Distributable Tontine Redeemable Warrants) following the closing of the Redemption Tender Offer and the Warrant Exchange Offer.

However, the record date on which you must be a shareholder to be eligible to receive the Distributable Tontine Redeemable Warrants will be shortly after the closing of the Redemption Tender Offer and before the closing of the Warrant Exchange Offer.

Our organizational documents contemplate that the Distributable Tontine Redeemable Warrants would be shared only among existing shareholders and not among the holders of our public warrants who would become shareholders through the Warrant Exchange Offer.

30.	Will the 2/9ths Distributable Tontine Redeemable Warrants be eligible for the Warrant Exchange Offer?

No, the Distributable Tontine Redeemable Warrants will not be eligible to participate in the Warrant Exchange Offer.

31.	What are the U.S. federal income tax consequences for PSTH shareholders of the distribution of UMG shares from PSTH?

For U.S. federal income tax purposes, the distribution of the interests in the Liquidating Trust is expected to be treated as a distribution of the underlying UMG shares held by the Liquidating Trust. The amount of such distribution will be based on the fair market value of such UMG shares on the date of distribution, and will be taxable as a dividend to the extent of PSTH’s current or accumulated earnings and profits. For non-corporate holders, the amount so treated as a dividend will qualify as a “qualified dividend” eligible for preferential tax rates if applicable holding period requirements are met.

To the extent the distribution exceeds PSTH’s available earnings and profits, such excess will be treated as a non-taxable return of capital to the extent of the shareholder’s basis in their PSTH shares. Any remaining amount of the distribution will be treated as capital gain in respect of PSTH shares. Holding period requirements apply to the determination whether such capital gain, if any, is treated as long term capital gain.

Non-US shareholders receiving amounts treated as dividends will be subject to withholding at a rate of 30% (subject to reduction under an applicable tax treaty), provided that such dividend is not effectively connected with a U.S. trade or business, on the distribution of the UMG shares to certain Non-U.S. PSTH shareholders.

Please refer to the documents we will provide in respect of the Offers for details.

32.	What are the non-U.S. tax consequences of the various transactions for PSTH shareholders?

The non-U.S. tax consequences of each of the transactions will vary depending on the local jurisdiction of non-U.S. holders. We urge non-U.S. holders to consult their local tax advisors regarding the non-U.S. tax consequences of engaging in any or all of the above transactions.

33.	If you bought shares post-IPO (after the IPO units split) does that preclude you from receiving any benefits of the transaction?

No. If you hold PSTH shares and warrants that were purchased following the IPO units split you will be able to participate in the transactions on the same terms as a PSTH shareholder who purchased units in the IPO, provided you hold PSTH shares and/or warrants on the applicable record dates.

C. PSTH Warrantholders

34.

What will I receive in the transactions as a holder of PSTH’s 1/9ths Distributable Redeemable Warrants (i) if I exchange my 1/9ths Distributable Redeemable Warrants in the Warrant Exchange Offer and (ii) if I do not exchange my 1/9ths Distributable Redeemable Warrants in the Warrant Exchange Offer?

PSTH shares issued in exchange for 1/9ths Distributable Redeemable Warrants tendered in the Warrant Exchange Offer, will receive, on a pro rata basis, everything a holder of PSTH shares would receive except the 2/9ths Distributable Tontine Redeemable Warrants (i.e., their pro rata share of the UMG shares, shares of RemainCo; and SPARC Warrants).

1/9ths Distributable Redeemable Warrants not exchanged for PSTH shares in the Warrant Exchange Offer will not receive any other securities in the transactions and will continue to remain outstanding with a strike price adjusted to take into account the distribution of interest in the Liquidating Trust.

35.	What is the total value of all of the securities that I will receive as a holder of 1/9ths Distributable Redeemable Warrants?

See Question 22 for a discussion of the value of those securities.

36.	What is the Warrant Exchange Offer? Why is PSTH conducting the Warrant Exchange Offer?

The Warrant Exchange Offer is an offer to holders of PSTH’s outstanding 1/9th Distributable Redeemable Warrants to exchange their outstanding 1/9th Distributable Redeemable Warrants for PSTH shares.

The terms of that exchange are the same as that for a cashless exercise of the warrants in relation to a redemption following PSTH’s initial business combination (as further described in the response to Question 34).

PSTH is conducting the Warrant Exchange Offer because PSTH’s 1/9th Distributable Redeemable Warrants will not become exercisable for shares in a combined operating company as would be typical in a SPAC transaction. The Warrant Exchange Offer will enable exchanging warrantholders to participate along with other PSTH shareholders in the Transactions.

37.	How will the exchange ratio in the Warrant Exchange Offer be determined?

The exchange ratio for the Warrant Exchange Offer will be determined based on the first row of the cashless exercise redemption table that appears on page 166 of our IPO prospectus. This is the same treatment which the 1/9th Distributable Redeemable Warrants would receive if they were cashless exercised in relation to a redemption following our initial business combination. In determining the correct column to use in that table, we will deem the fair market value of our Class A Common Stock to be the volume-weighted average price of PSTH stock during ten trading days prior to the date of the launch of the Warrant Exchange Offer, and the remaining term of the warrants to be 60 months.

For example, assuming a $24.00 share price, the exchange ratio would be 0.2778.

38.	If I exchange my 1/9th Distributable Redeemable Warrants for PSTH shares in the Warrant Exchange Offer, can I then redeem my shares for cash in the Redemption Tender Offer?

No.

39.	When will the Warrant Exchange Offer commence and close?

PSTH expects that the Warrant Exchange Offer will be launched in the coming weeks, and will close shortly after the closing of the Redemption Tender Offer (and before the Distribution of the UMG shares).

40.	Will the 2/9ths Distributable Tontine Redeemable Warrants be eligible to be exchanged in for the Warrant Exchange Offer?

No.

41.	What are the tax consequences of the Transaction for a holder of 1/9th Distributable Redeemable Warrants who participates in the Warrant Exchange Offer?

The Warrant Exchange Offer is expected to qualify as a tax-free recapitalization for U.S. federal income tax purposes.

42.	Will the warrants that are part of the Forward Purchase Agreements be treated the same way as the public 1/9th Distributable Redeemable Warrants?

Yes, the warrants that are issued to the Pershing Square Funds upon exercise of the Forward Purchase Agreements will be deemed to have been exchanged in the Warrant Exchange Ratio in return for PSTH shares on the same terms as the 1/9th Distributable Redeemable Warrants. Those PSTH shares will also be deemed to have been outstanding on the date used to determine the PSTH shareholders eligible to participate in the Distribution.

43.	Will the 1/9th Distributable Redeemable Warrants and 2/9ths Distributable Tontine Redeemable Warrants be treated the same way following the transactions?

Yes.

44.	What will happen to the 1/9th Distributable Redeemable Warrants following the closing of the transactions? Will they be adjusted in any way?

The strike price for PSTH warrants that remain outstanding following the closing of the transactions (including the 2/9ths Distributable Tontine Redeemable Warrants and any 1/9th Distributable Redeemable Warrants that are not exchanged in the Warrant Exchange Offer) will be adjusted to take into account the per share value of the interests in the Liquidating Trust on the Distribution Record Date and the contemplated 1:4 reverse stock split.

45.	Can I exercise my warrants now prior to the Warrant Exchange Offer so that I can receive PSTH shares and participate in the transactions?

No. Pursuant to the warrant agreement, PSTH’s warrants will not become exercisable until following the completion of the UMG transaction.

D. RemainCo

46.	Why is PSTH entering into a transaction that deploys only a portion of PSTH’s capital? How will it deploy the remainder of its capital?

PSTH has agreed to acquire the UMG shares for approximately $4 billion, being effectively the same amount as PSTH currently holds in its trust account. In that sense PSTH is using all of its capital in the transactions.

However, as PSTH will continue to exist following the transactions and will have obligations including those stemming from the transactions, PSTH wanted to ensure that it had appropriate capital to manage those obligations while it also pursues a transaction with a large, high-quality operating company.

PSTH believes that having $1.6 billion in cash in RemainCo and an FPA for an additional $1.4 billion will make RemainCo an attractive merger partner for a large universe of high quality businesses.

47.	Is PSTH “RemainCo” a separate entity from PSTH? Will PSTH continue to exist after the transactions?

After the UMG shares are distributed to our shareholders, PSTH will continue to exist. It will not disappear into UMG and it will not liquidate and will have the same ticker symbol. RemainCo is simply the name we use to describe PSTH after the completion of the transactions.

Following the Distribution, RemainCo expects to have approximately $1.6 billion in cash and access to an additional $1.4 billion of cash through optional forward purchase agreements. RemainCo will undertake a 1:4 stock split so that our net asset per share will be approximately $22.

This stock split will only occur after all of the distributions described herein have occurred.

48.	Will RemainCo continue to be a SPAC?

The UMG transaction is PSTH’s initial business combination and so we do not expect it to be a SPAC going forwards.

49.	Will RemainCo continue to be publicly traded?

Yes, PSTH will continue to be publicly traded.

50.	What will be the objective of RemainCo?

RemainCo will pursue a business combination with an operating business, which may result in minority or majority ownership but which will not take the form of a minority stock purchase.

51.

When can RemainCo begin looking for a business combination partner? When will RemainCo announce a transaction or provide updates on its next business combination? What will be the timeline for RemainCo to complete its business combination?

We have already begun to identify a business combination partner and will work expeditiously, but do not expect to enter into a definitive agreement regarding a business combination before the Redemption Tender Offer is completed.

We do not expect to provide any updates on our pursuit of a business combination partner until we have entered into definitive transaction agreements unless required to do so by law or stock exchange rules.

52.	Does RemainCo have a specific operating business in mind?

No, but we will be looking to acquire a business which meets Pershing Square’s core investment principles as described in PSTH’s original IPO prospectus.

53.	Will PSTH shareholders have a redemption right in RemainCo’s business combination? If not, what recourse will they have if they do not support a future transaction?

No, PSTH shareholders are only entitled to redemption rights in respect of PSTH’s initial business combination which will be completed once we acquire the UMG shares.

As a result, PSTH shareholders will not be entitled to redemption rights at any time after the closing of the Redemption Tender Offer. That being said, PSTH shareholders can always elect to sell their shares in the open market if they do not wish to participate in the future RemainCo business combination.

54.	Will the future RemainCo business combination require a shareholder vote to approve it?

Like any other transaction, RemainCo’s future transaction may require shareholder approval pursuant to applicable law or stock exchange rules.

55.	What is the indemnity that PSTH is providing Vivendi? How long will it survive?

PSTH has entered into an agreement to indemnify Vivendi and certain of its related parties in connection with the Redemption Tender Offer, the Warrant Exchange Offer, the Distribution and the related registration statement as these matters arise solely from our need to undertake a registered distribution of the UMG shares in the U.S.

We do not expect that the indemnity will limit RemainCo from consummating a future business combination with an operating business. Our agreement with Vivendi provides us with flexibility to transfer or restructure the indemnification obligations if necessary.

56.

Will the Forward Purchase Agreements remain outstanding following the transactions? How much additional capital will the Pershing Square Funds be able to fund pursuant to the Forward Purchase Agreements?

Yes, following the transactions, the Forward Purchase Agreements will remain outstanding.

The Forward Purchase Agreements will be amended to provide that the Pershing Square Funds will have the option, but not the obligation, to provide an additional approximately $1.4 billion to be used in connection with RemainCo’s future business combination with an operating business.

The Forward Purchase Agreements will also be amended to reflect a price per share equal to RemainCo’s net asset value at the time it completes its future business combination with an operating business.

The net asset value is conceptually the same as the $20 exercise price at which the Forward Purchase Agreements are currently exercisable and are intended to reflect the fact RemainCo may have other assets and liabilities at the time of its future transaction.

57.	What will be the Pershing Square Funds pro forma ownership in RemainCo?

Depending upon the level of participation in the Offers, the Pershing Square Funds are expected to hold a 28.4% pro forma position in RemainCo due to the acquisition of shares through the funding of their obligations under the Forward Purchase Agreements and exchanging their warrants on the same terms as the Warrant Exchange Offer.2

E. Sponsor and Director Warrants

58.	What will PSTH’s Sponsor receive in the transactions?

The Sponsor Warrants will not be exercised or otherwise participate in the transactions.

Instead, they will remain in place, but the exercise price will be adjusted to equal 120% of RemainCo’s net asset value immediately prior to the time it completes its future business combination with an operating business.

The other economic terms of the Sponsor Warrant will not be adjusted. This means that the Sponsor Warrant will remain exercisable, in whole or in part, for that number of shares constituting 5.95% of the common stock of the post-combination business on a fully diluted basis as of the time immediately following the future business combination with an operating business. The Sponsor Warrants are generally not salable, transferable or exercisable until three years after the date on which RemainCo’s combines with an operating business.

[2]	Assumes: (1) no PSTH shares are redeemed in the Redemption Tender Offer and (2) restructuring of Director Warrants and issuance of PSTH shares as described under Question 60.

59.	Will PSTH’s Sponsor participate in the future transaction RemainCo enters into with an operating business?

Yes, PSTH expects that the Sponsor Warrants would participate in RemainCo’s future business combination with an operating business.

60.	What will PSTH’s directors receive in the transactions?

Each of our directors other than Mr. Ackman owns Director Warrants.

The Director Warrants will not be exercised or otherwise participate in the transactions.

Instead, (i) the holders of the Director Warrants will receive shares in PSTH in exchange for 72% of the fair market value of the Director Warrants (as determined by a third-party valuation firm), to compensate for the fact that they will not participate in the transactions as originally envisioned, (ii) such shares will participate in the Distribution and (iii) the remaining 28% of the Director Warrants will remain in place with their exercise price adjusted to equal 120% of RemainCo’s net asset value immediately prior to the time it completes its business combination with an operating business. The remainder of the Director Warrant will remain in place as described under Question 61.

61.	Will PSTH’s directors participate in the future business combination RemainCo enters into with an operating business?

Yes, PSTH expects that the remaining portions of the Director Warrants would participate in RemainCo’s future business combination with an operating business.

In the aggregate, the director warrants will be exercisable for ~0.07% of the common stock of the post-combination business on a fully diluted basis as of the time immediately following RemainCo’s future business combination with an operating business.

F. Special Purpose Acquisition Rights Company

The SPARC Warrants remain subject to exchange listing review and will only be distributed once a registration statement under the Securities Act has been declared effective by the SEC. No assurance can be given that SPARC will be ultimately effectuated on the above outlined terms or at all.

62.	What is SPARC?

An affiliate of our Sponsor has sponsored an entity known as Pershing Square SPARC Holdings, Ltd. (“SPARC”). SPARC is a Cayman Islands exempted company.

While SPARC is an acquisition company, it is not a conventional SPAC. Unlike a conventional SPAC, SPARC does not intend to raise capital through an underwritten IPO in which investors commit capital upfront – before knowing the company with which it will combine.

Instead, SPARC intends to issue warrants for no consideration to PSTH shareholders which will be exercisable for common shares at a price of $20.00 per share (“SPARC Warrants”). SPARC Warrants can only be exercised after SPARC enters into a definitive agreement for its initial business combination. SPARC expects that the SPARC Warrants will trade on the NYSE or Nasdaq.

63.	What is the purpose of forming SPARC?

SPARC’s structure has been designed to allow SPARC Warrant holders to avoid incurring the opportunity cost of capital of a typical SPAC, as the SPARC Warrants will not be exercisable, and holders will not purchase and pay for shares in SPARC, until a definitive agreement has been signed. SPARC and its Sponsor will also benefit by not experiencing the potentially reduced negotiating leverage and time pressure associated with the typical two-year SPAC commitment period.

SPARC will not have any shareholder warrants outstanding following its business combination, nor is it expected to incur any underwriting costs.

SPARC common stock will become publicly traded only after a business combination partner has been identified, a definitive agreement has been fully executed, the SEC has declared effective the registration statement covering the exercise of the SPARC Warrants, and the SPARC Warrants have been exercised.

64.	What are the terms of the SPARC Warrants?

SPARC Warrants will be distributed directly to PSTH shareholders by SPARC on a record date shortly following the completion of the Redemption Tender Offer and Warrant Exchange Offer. SPARC Warrants will only be exercisable after a definitive agreement for a business combination has been signed and after the SEC has declared effective the registration statement covering the exercise of the SPARC Warrants.

Warrant holders who elect to exercise their SPARC Warrants will also have oversubscription rights (i.e. the right to exercise a proportionally greater amount of SPARC Warrants to the extent that other holders of SPARC Warrants do not exercise their SPARC Warrants).

65.	Who will be eligible to receive SPARC Warrants?

Holders of PSTH shares as of a record date shortly following the completion of the Redemption Tender Offer and Warrant Exchange Offer will be eligible to receive SPARC Warrants.

66.	How many SPARC Warrants will a PSTH shareholder on the appropriate record date receive?

SPARC intends to issue a SPARC Warrant in respect of each PSTH share outstanding.

67.	When are the SPARC Warrants going to be distributed?

SPARC expects to commence the distribution of SPARC Warrants to PSTH shareholders in late Q3 or early Q4 2021, following the SEC declaring effective a registration statement for the distribution of the SPARC Warrants.

68.	How will SPARC’s Sponsor participate in SPARC’s economics?

SPARC’s Sponsor is expected to purchase preferred shares convertible into 4.95% of the outstanding shares of the post-combination entity on a fully diluted basis. These shares will be convertible at a conversion price of $24.00 and solely on a net settlement basis, which means that the Sponsor will receive, on conversion, shares of the post-combination company with a value equal to the market value in excess of $24.00 per share of 4.95% of the fully diluted shares of the post-combination company.

69.	Is receiving a SPARC Warrant taxable to me?

We understand that SPARC expects that recipients of such rights will recognize ordinary income upon their receipt of SPARC Warrants in an amount equal to the fair market value of the SPARC Warrants on the date of issuance.

Important Additional Information and Where to Find It

This Frequently Asked Questions document does not constitute an offer to sell or buy or the solicitation of an offer to buy or sell any securities.

The proposed transactions described in this Frequently Asked Questions document have not yet commenced, may proceed on materially different terms and may not occur at all. This communication is for informational purposes only. This communication is not a recommendation to buy, sell or exchange any securities, and it is neither an offer to purchase nor a solicitation of an offer to sell securities. The Offers will only be made pursuant to offers to purchase or exchange, letters of transmittal and related materials that will be filed with the applicable Schedule TO on the commencement date of each Offer. PSTH shareholders and warrant holders should read those materials carefully because they will contain important information, including the various terms of, and conditions to, the Offers. PSTH shareholders and warrant holders will be able to obtain free copies of those materials as well as the other documents that PSTH and SPARC will be filing with the SEC, which will contain important information about PSTH, SPARC, the Offers and the proposed transactions, at the SEC’s website at www.sec.gov.

Forward-Looking Statements

This Frequently Asked Questions document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transactions, including statements regarding the benefits of the transactions, the anticipated timing of the proposed transactions, the services offered by UMG and the markets in which it operates. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this release, including but not limited to: (i) the risk that the proposed transactions may not be completed in a timely manner or at all, or may be completed on terms materially different from those described herein, which may adversely affect the price of PSTH’s securities, (ii) the risk that the proposed transactions may not be completed by PSTH’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by PSTH, (iii) the failure to satisfy the conditions to the consummation of any aspect of the proposed transactions, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transactions, (v) the occurrence of any event, change or other circumstance that could give rise to the proposed transactions not occurring, (vi) the effect of the announcement or pendency of the proposed transactions on UMG’s business relationships, performance, and business generally, (vii) the outcome of any legal proceedings that may be instituted against PSTH, SPARC, Vivendi, UMG or their respective directors or officers related announcement of the proposed transactions, (viii) the amount of the costs, fees, expenses and other charges related to the proposed transactions, (ix) the ability to maintain the listing of PSTH’s securities on NYSE or list on Nasdaq, (x) the price of PSTH’s securities may be volatile due to a variety of factors which may also include changes in UMG’s business and operations and in performance across its competitors, changes in laws and regulations affecting UMG’s business and changes in its capital structure as a result of the proposed transactions and its contemplated public listing, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transactions, and identify and realize additional opportunities, (xii) the amount of PSTH shares redeemed by PSTH’s public shareholders in the Redemption Tender Offer or the number of warrants exchanged and PSTH shares issued in the Warrant Exchange Offer, (xiii) possible variances between the historical financial information UMG presents and its future financial statements, when they become available, (xiv) potential material differences between the terms of SPARC described herein and those ultimately offered to investors or the SEC failing to declare the registration statement in respect of SPARC’s securities effective or the NYSE or Nasdaq listing the securities or either the SEC or the applicable stock exchange imposing conditions that would prevent SPARC from operating in the manner intended and (xv) the impact of the global COVID-19 pandemic on any of the foregoing.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the registration statements for the Distribution of and the SPARC Warrants offering that will be filed with the SEC in respect of the proposed transactions. Those filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and PSTH assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. PSTH does not give any assurance that PSTH will achieve its expectations or that the proposed transactions will occur at all. The inclusion of any statement in this Frequently Asked Questions document does not constitute an admission by PSTH or any other person that the events or circumstances described in such statement are material.

Exhibit 99.2

Pershing Square Tontine Holdings, Ltd. Provides Investor Update

June 25, 2021—New York //— Pershing Square Tontine Holdings, Ltd. (NYSE:PSTH) today released a replay of its June 23rd presentation, Music is Universal, on its website www.PSTontine.com. The associated slide deck, transcript, FAQ and transcript of the Universal Music Group video that preceded the presentation are also available on the website.

In addition, PSTH has been notified by Pershing Square SPARC Holdings, Ltd. (“SPARC”) that SPARC today filed confidentially an S-1 registration statement that includes a preliminary prospectus with the Securities and Exchange Commission.

About Pershing Square Tontine Holdings, Ltd.

Pershing Square Tontine Holdings, Ltd., a Delaware corporation, is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with a private company. PSTH is sponsored by Pershing Square TH Sponsor, LLC (the “Sponsor”), an affiliate of Pershing Square Capital Management, L.P., a registered investment advisor with approximately $14 billion of assets under management. www.PSTontine.com

Media Contact:

Fran McGill

212-909-2455

McGill@persq.com

Important Additional Information and Where to Find It

This press release does not constitute an offer to sell or buy or the solicitation of an offer to buy or sell any securities.

The proposed transactions described in the slide deck, transcript, FAQ and transcript of the Universal Music Group (“UMG”) video that preceded the investor presentation referenced herein have not yet commenced, may proceed on materially different terms and may not occur at all. This press release is for informational purposes only. This press release is not a recommendation to buy, sell or exchange any securities, and it is neither an offer to purchase nor a solicitation of an offer to sell securities. The Redemption Tender Offer and the Warrant Exchange Offer, as described in the materials referenced herein, (together, the “Offers”) will only be made pursuant to offers to purchase or exchange, letters of transmittal and related materials that will be filed with the applicable Schedule TO on the commencement date of each Offer. PSTH shareholders and warrant holders should read those materials carefully because they will contain important information, including the various terms of, and conditions to, the Offers. PSTH shareholders and warrant holders will be able to obtain free copies of those materials as well as the other documents that PSTH and Pershing Square SPARC Holdings, Ltd. (“SPARC”) will be filing with the SEC, which will contain important information about PSTH, SPARC, the Offers and the proposed transactions, at the SEC’s website at www.sec.gov [sec.gov].

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transactions, including statements regarding the benefits of the transactions, the anticipated timing of the proposed transactions, the services offered by Universal Music Group B.V. (“UMG”) and the markets in which it operates. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this release, including but not limited to: (i) the risk that the proposed transactions may not be completed in a timely manner or at all, or may be completed on terms materially different from those described herein, which may adversely affect the price of PSTH’s securities, (ii) the risk that the proposed transactions may not be completed by PSTH’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by PSTH, (iii) the failure to satisfy the conditions to the consummation of any aspect of the proposed transactions, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transactions, (v) the occurrence of any event, change or other circumstance that could give rise to the proposed transactions not occurring, (vi) the effect of the announcement or pendency of the proposed transactions on UMG’s business relationships, performance, and business generally, (vii) the outcome of any legal proceedings that may be instituted against PSTH, SPARC, Vivendi, UMG or their respective directors or officers related announcement of the proposed transactions, (viii) the amount of the costs, fees, expenses and other charges related to the proposed transactions, (ix) the ability to maintain the listing of PSTH’s securities on NYSE or list on Nasdaq, (x) the price of PSTH’s securities may be volatile due to a variety of factors which may also include changes in UMG’s business and operations and in performance across its competitors, changes in laws and regulations affecting UMG’s business and changes in its capital structure as a result of the proposed transactions and its contemplated public listing, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transactions, and identify and realize additional opportunities, (xii) the amount of PSTH shares redeemed by PSTH’s public shareholders in the Redemption Tender Offer or the number of warrants exchanged and PSTH shares issued in the Warrant Exchange Offer, (xiii) possible variances between the historical financial information UMG presents and its future financial statements, when they become available, (xiv) potential material differences between the terms of SPARC described herein and those ultimately offered to investors or the SEC failing to declare the registration statement in respect of SPARC’s securities effective or the NYSE or Nasdaq listing the securities or either the SEC or the applicable stock exchange imposing conditions that would prevent SPARC from operating in the manner intended and (xv) the impact of the global COVID-19 pandemic on any of the foregoing.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the registration statements for the distribution of the UMG shares and the SPARC rights offering that will be filed with the SEC in respect of the proposed transactions. Those filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and PSTH assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. PSTH does not give any assurance that PSTH will achieve its expectations or that the proposed transactions will occur at all. The inclusion of any statement in this press release does not constitute an admission by PSTH or any other person that the events or circumstances described in such statement are material.